L:\MFADMIN\BJB\SECFIL\NSAR\9810DATA\98VOTE.DOC
77c.     Matters submitted to a vote of security holders.

A special meeting of the Fund's shareholders was held on June 29, 1998 at which shareholders approved a single proposal. The voting results were as follows:


Proposal 1        To approve a new Advisory  Agreement  between the Trust and
 Bank Julius Baer & Co., Ltd.
New York Branch:

                                                                                                    Percent of Shares
                                        Shares For          Shares Against      Shares Abstaining       Voted

                                        715,603             0                   0                   73.10%